
ENVEL
2021 Report
hello Envel Board
envel
$5,667.00
$4,138.00
$5,100

Dear investors,

Team Envel have been working exceptionally hard over the last year refining our banking app thanks to your invaluable investment, support and feedback. As you probably know by now, we're on a mission to help millions bank better by utilizing the power of AI and automation to make better financial decisions.

In the last year or so we've partnered with Q2, TabaPay, Plaid, Drivewealth, Pinwheel, accepted on the Mastercard Crypto program, to deliver cutting edge products and experiences that matter and we certainly have an exciting year ahead with many more planned, such as investments, cryptocurrencies, faster payments and premium services.

Please do watch our town hall video below to find out more about traction and our plans for 2022 and beyond.

We need your help!

Follow us on social media, like and share any content that we post. Also, refer users to the website and app store and grow the user base. Showing growth helps out everyone. If you have the app, connect your payroll and test out the AI. Keep an eye out for townhalls and user forms to see how new features work and discuss feedback on the current app. Also, continue in any crowdfunding rounds.

Sincerely,

Craig Bond

Chairman

Mike Baxter

Board Member

Jim Schleckser

CEO & Board Member

Stephen Le Roux

President

Matthew Armandi

Chief Financial Officer

Our Mission

Our objective is to improve the financial health of over 50 million people so that that we can help them achieve their goals. We hope to attract a large market share of the Gen Z and Millennial market and gather a significant share of the under banked in the US and select markets around the world. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Grew user base dramatically. In March of 2021, the user base was 4.7K, today its over 33K.
- Added new features such as, referral program, sub accounts, Direct Deposit through Pinwheel, Plaid Exchange and much more.
- Raised $3.5M from investors outside of Wefunder.

The Bad

- Delayed launch of Investments product, which is now scheduled for May 2022.
- Lost a few key people including our former CTO, Alwn Van Wyk
- Did not see the success we expected with the StartEngie Crowdfunding round.

2021 At a Glance

January 1 to December 31



$$$$

$31,167
Revenue



-$4,732,469
Net Loss



IOU!

$41,250 [96%]
Short Term Debt



$3,506,786
Raised in 2021



$329,663
Cash on Hand
As of 03/31/22

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$31,167



$-4,732,469
2020

Net Margin: -15,184% **Gross Margin:** 100% **Return on Assets:** -364% **Earnings per Share:** -$0.66

Revenue per Employee: $1,833 **Cash to Assets:** 92% **Revenue to Receivables:** ~ **Debt Ratio:** 3%

ENVEL__INC._-_Financial_Statements.pdf

Envel_Finanical_Statement_7.20.2020.pdf

We ❤ Our 1889 Investors

Thank You For Believing In Us

Craig Bond
Joseph Oseghale
Ronald Cunningham
Okwudili C Amaechi
David Burt
Steven Alexander Littaua
Jacob Weikert
Nelton Barrett
Lawrence Ayokunnu Banj...
Roger Guo
Harold Schenker
Dennis Ramos
Wayne Cullen
Neryk Davydov
Kevin Zuber
Edward Culligan
Gabriel Ugalde
Feng Yu
Mujahid Bakht
Gregory Coleman
Howard L Williams
David Joel Hunt
John Haas
Victor Perez-Cotapos
Neil Bhatt
Anthony J. Giordano
Jay Vee
Srinivas Gadiraju
Mahmoud Hamouda
Paulina Szyzdek
Ebrahim Sabir Jogee
Safa Ekincioglu
Ellen Japarks
Matthew Armandi
Louis Du Preez
Herve T. Fonkou
Yiannis Bessiris
Tariq Amin
Alwyn Van Wyk
Teresa Thomson Elden
Alexander Johnston
Pradeep S Srinivasan
Domenic Gigliotti
Dennis G Morgan Sr
Jerome Miller
Eduardo Bolanos
Giordany De La Cruz
Jordan Mason
Barb JONES
Francois Pereira
George Santangelo
Dorine Tombo
Nilesh Amin
Samuel Q DUQUE
Matthews Harris
Kelvin Cox
James Mocciaro
Naveen Kumar Dakoju
Jose Alfredo Jimenez
Tristan Kilian
Anthony P Moraga
Nachiket Khasbag
Olajumoke Okunola
Bjarne Soegaard
Justin Wilson
Jaco Kruger
Kyle Damon
John DiRico
Edward Knox
William Dale
Sean Safholm
Jorge MUNOZ
Gerald Zizwe Hackel
Vik Raghavan
Becca La Vina
Richard Swain
Mark Willard
Jeevan Rajaratnam
Ron Yorrick
James Baker
Bharat Patel
Tone Terrell
Hector Casillas
Colin Brown
Cseh Marcell
Dr. Pete I. Maduka-Okafor
Tan Quan Nguyen
Christopher Khan
Dynnaro Lenny You, Sr.
Chris Campbell
Bryon Miller
Joshua Stout
Patrick McCarthy
Jeff Wilber
Jennifer Indeliclae
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Christopher Sernel
Scott Sorgent
Jane Owen
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Bryian Tan
Daniel Alvarez-Malo
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Beatus Hoang

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Brandon Hazelton	Max Good	Jonathan Stewart	Kenneth LeFebvre	Ernesto Zapata	Adedoyin Adeshina	Erik Bauer
Giuseppe Di Pasquale	Kenneth Shelton	Elisa Bulin	John L. Rich	Albertico Maduro	Robert Z	Jerald Cumbus
Jon Hufford	William Mech	Tony Najarro	Matthew Villareal	Courtney Webb	Faraaz Majal	Darrell Kong
Jean Baptiste Siton	Ramon Estade	Michael Stutman	Shannon Gray	William Benion	Ingue Lee	Derrick Allen
Sean Purtill	John Paul	Nickolas Kjerstad	Dan LeFebvre	Belinda Marie Nichols	Nethraja Rajaratnam	Sylvie B
Aaron Carson	Gabe Wooddell	Siva Prasad Potluri	Ariscielle Novicio	Tanner Chesney	Mike Fedorchak	Seth Gagnon
Frank Fernandez	Luis Perez	Michael Pitcher	Jacob Hoey	Valerie Olson	Abelardo Garcia Jr.	Ken Vialva
Edgar Nunez	Rebecca Layton	Alexandra MacLean	Peter With	Nathan B	Rajeev SOBHANAN	Havell Rodrigues
De Lee Knudson	Andy Derrick	Pamela Martinez	David Kolb	Cesar Lugo Jr	Al Davis	Rowland Berry
Robert Heilbrunn	Daryl E Vetter	Jessica Justmann	Vanessa Rae Storm	Scott Sanders	Bryan Trost	Puspa Mishra
Hargis Jerome Silvels	Wyatt Restivo	Amit Choksi	Jacob MACK	Greg Robinson	Kartik Madane	Faustina Iroha
Ravi Viradiya	Vimal Kumar Ambat	Josh Brown	Keisuke Tani	Guong Truong	Tijn Valk	Manas Swain
Austin Kallstrom	Claire Louise Rutherford	Terrance GOLDEN	Samantha Soetaert	Jarell Williamson	Shaykh IMeer	Salin Nelliat
Hariz Suhail	Adan Ibarra	Sandra Derrick	Caitlin Campbell	Steven Preston	Tim Backhouse	Charlie Backhouse
Christa Wilson	Harry Backhouse	Jonathan C WINTERS	Scott COFFEY	Bruno Vergeynst	Anthony Valente	Fred Seilkop
Lokus Ngo	Azucena Kirchbach	Kento Kitano	Stephen Jackson	Tyler Winfree	Andy Milne	Juan Lourido
Patricia McLain	Luis Lopez	Steven Helton	Vishal Brahmbhatt	Nicola Backhouse	Alison Golds	Raul Candeloro
Gilberto Ponce	Alex K James	Woodty Buxton	Angeles Siarza	Krista Stinson	Nathan Silverman	Ajay Kumar
Susan Beaumont	Thorsten Schweer	Andlie Bellevue	Charles P. Flynn	Hamidou Sonde	Owen Sughrue	Sudheer Hegde
Gaurav Saini	Kai Cheung	Sarah Zhou	Peresec Sa Nominees (Pt...	Robert Sacks	Paul Kuehne	Dominique Siton
Xiuzhu Li	Paul Sundelson	Jerry Okundaye	Suchai Gumtrontip	Randall Gilliam	Nezamur Mollah	Ebenezer Joseph
Michael Pretorius	Mani Sharma	Houmphanh Meuanghane	Robert Stewart	Mark R Rousseau	Julie Shank	Madan Galla
Ofri Kahlon	Anne Bijlstra	Andrew King	Tomoko Inoue	Ramon Gonzalez	Eric Glidden	Bob Olea
Nathan H Tang	Mike Mathioudakis	Michael Amoroso	Marilyn Monter	Nasir Zubairi	Samuel Coomes	Venkata Muppala
Dominick Alongi	Chia Mui King	Niraj N. Rana	John Lee	Prasad V KATTA	Vinay V SATTI	Srinivasa Kottakota
Ashley James Robinson	Raju Angani	Paresh G Vallabh	Darryn James Dart	Thaddeus Onwuka	Clint Lipczynski	Eric Burgess
Roberto Torrent	Ghassan Shams	Darlington Etumni	Ravikumaran Govender	Luke O. Nwizu	Umakant Yadav	Roger Russell
Crijnes Pieter Sprinkhuizen	Gregory Francis Felix Evs...	Rob Davey	Coert Streng	Albert Volschenk	Ashish M KAR	William Barrett
Nicoll Hallam	Fred Paynter	Jean Baptiste Siton	Bharat Kumar Kondapalli	Melvin Pena	Sam IRA ABURMEILEH	Gabriel Paravisini
Perry Hilburn	Jeremy Behm	David Botsford	Deepak Bommaraju	Thet Bo Bo Zaw	Bradley Leuty	Madhava Padavala
Gregory Busine	Renand Agenor	Vimal Kumar Ambat	David Seeman	John Paul Rollert	Shaykh IMeer	Bhavi Mehta
Hussain Jabalpurwala	Chen Chiu	Kiss Roland	Shayne Uluitoga	Ian Michael DEVEREUX	Luis Lopez	Jan Nunez
Kelly Lawson	Mani Sharma	Glen Bates	Kara M Robert	Nyleena Roberts	Max Sherman	Tracy Hottovy
R G	Carlo Baptista	Moshe Rosenfeld	Kento Kitano	Angelica Rivas Baxter	Ivan Medina	Christopher P Ortega
Beatrice Eugenia Hincapie	Anthony J Robinson	Joshua Carter	Travis Van Durme	Marc Desmidt	Ahmad Hallak	Kameron Powell
Karunakar V Cheruku	Mario M Teel Jr.	Tebarek Teketel	Sandy Toth	Edward Wesley Abourizk	William C Stevenson	Jeff Sendbo
Chen Chiu	Perry Hilburn	Manoj Kumar Reddy Pedd...	Max Good	Geogy Philip	Donald Franklin	Diogenes Brito
Northern E Griffin	Kenneth George Skinner	Joshua Myers	Ridzuan Ahmad	Ryan Schechter	Praveen Samala	Karunakar V Cheruku
Paul Lee	Johann Erasmus	Arvel Howerton	Adie Akuffo-Afful	Jonny Price	Jonathan Wallace	

Thank You!

From the Envel 🚀 Team



Steve Le Roux

Founder



Matina Dimitriadou

Co-founder & SVP, UX and Design



Diederik Meeuwis

Co-founder & SVP Operations



Jim Schleckser

CEO

Jim brings 30 years of experience in executive management of global organizations in both public and private environments across many markets. Before founding the Inc. CEO Project, he ran a public telecommunications company valued at $1.6 billion.



Craig Bond

Chairman

Former CEO of large international retail and business banks (Barclays Africa, Absa Bank and Standard Bank Africa) with over 30 years experience in Africa, Asia and the America's. B Com LLB H.Dip Tax (Wits) SEP (Harvard BS) Fintech (Oxford SBS).



Matthew Armandi

Chief Financial Officer

Matt was the CFO of Predictit, one of only 2 exchanges allowed by the CFTC in the US offering binary options on political outcomes, when it launched in 2014 and oversaw its growth through 2018. Matt is a CPA and with a BS in Accounting and MIS.



Brian Higdon

Chief Compliance Officer

Brian joined Envel from Wells Fargo Asset Management, with previous experience at Deloitte Advisory, Circle Internet Financial, & J.P. Morgan. Brian has a degree from Georgetown University & received an honorable discharge from the U.S. Marine Corps.









Jacqueline Epstein
Community and Research Manager
BA in Human Evolutionary Biology cum laude from Harvard College, 4 year varsity lightweight rower

Carin Eaton
Senior Test Engineer

Jenny Broadbent
Cyber Security Expert

Gabor Szanto
SVP, Mobile Engineering



Clay Resnick
Financial Crimes Director



Hugo Avila
Senior Software Engineer



Luke Petzer
Developer and Software Engineer



Shenine Botes
Senior Data Scientist



Michael Pretorius
Web Developer and Software Engineer



Pierre Baard
Senior Data Scientist

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jim Schleckser	CEO @ Inc. CEP Project	2021
Lisa Nelson	Board Member @ Full Time Board Member	2021
Craig Bond	Chairman at Envel Corporation @ Envel	2018
Stephen Le Roux	CEO @ Envel	2017
Mike Baxter	Partner @ Bain & Company	2019
Ted Hill	Partner & Chief Operating Officer @ B Capital Group	2019
John Paul Rollert	Adjunct Assistant Professor of Behavioral Science @ Harvard	2019

Officers

OFFICER	TITLE	JOINED
Jim Schleckser	CEO	2021
Diederik Meeuwis	SVP Operations	2017
Brian Higdon	CCO	2020
Craig Bond	Chairman	2018
Stephen Le Roux	President	2017
Matthew Armandi	CFO	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Steve Le Roux	3,062,609 Common Stock	22.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
07/2020	$2,725,000		Regulation D, Rule 506(b)
07/2020	$175,000		Section 4(a)(2)
01/2021	$250,000		Regulation D, Rule 506(b)
03/2021	$1,069,945		4(a)(6)
03/2021	$681,311		506(c)
10/2021	$1,505,530	Preferred Stock	Regulation D, Rule 506(b)
01/2022	$559,076	Common Stock	Section 4(a)(2)
02/2022	$1,466,548	Preferred Stock	Regulation D, Rule 506(b)
	$135,153		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
07/15/2020	$2,725,000	5.0%	20.0%	$8,000,000	03/15/2021

01/21/2021	$250,000	5.0%	20.0%	$15,000,000	01/21/2023

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Dmitri Artamonov	07/16/2020	$175,000	$41,250	0.0%	07/01/2022	Yes

Related Party Transactions

The following Board Members have invested under the Convertible Note with an 8M valuation cap, 5% interest rate, and 20% discount. Craig Bond -- $26,000, John Paul Rollert -- $3,000, Mike Baxter -- $125,000, Paul Pagnat -- $800,000.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Non Voting Common	1,000,000	282,940	
Preferred Stock	8,500,000	5,749,671	
Common Stock	17,000,000	7,154,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	396,000 outstanding, 1,000,000 authorized

Risks

The Company has several strategic banking partners. Its two most critical are its partnership with its core banking platform (Q2 Corepro) and its bank of record (National Bank of Kansas City). Preservation of these relationships is critical to the ongoing operations and ultimate success of the Company. Our Agreements with these two entities impose numerous requirements upon the Company, especially in the areas of our staying compliant with the complex regulatory scheme applicable to all banks and related entities. If we fail in those or any other contractual obligations, our relationships with these banking entities would likely be severed. If we could not promptly establish similar relationships with similar entities, our operations could be materially jeopardized and we could go out of business.

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. The extent of the impact of the COVID-19 pandemic, including our ability to execute our business strategies as planned, will depend on future developments, including the duration and severity of the pandemic, which are highly uncertain and cannot be predicted. Concerns have rapidly grown regarding recent worldwide surges in the outbreak of COVID-19, and as a result consumer spending will likely also be negatively impacted by general macroeconomic conditions. Furthermore, a decline in consumer confidence, including from the impacts of any recession resulting from the COVID-19 pandemic or other economic events, may negatively impact our ability successfully to roll out our products and services, and adversely impact traffic on our websites. Any reduction in customer visits to our websites will likely result in a loss of sales and profits and other material adverse effects.

The Company has implemented a comprehensive compliance program that addresses the financial regulatory environment. This includes Anti-Money Laundering (AML) and Fraud controls. While these controls significantly mitigate the risk of a fraud or AML event occurring, it can never eliminate that risk. These areas will always present a threat to the Company and the impact will depend on the volume and velocity of these events occurring but can present large monetary loss, regulatory enforcement and risk our relationship with our core processing and banking partners. However, the Company's compliance team is extensively trained and experienced in this space and will remain consistently vigilant through a blend of cutting edge technology, industry best practice and field tested expertise and knowledge.

Your Shares may be diluted without your approval. The Company is managed by its Board of Directors and Officers in accordance with the terms of the Company's Certificate of Incorporation and By-Laws. Consequently, you will have no ability to affect management decisions of the Company, except as expressly required otherwise by applicable law. Following the closing of this Offering, the Company's CEO will still own a super- majority of the Company's issued and outstanding Shares. He has the ability to exert significant influence over all matters requiring shareholder approval, including the election of Directors and the approval of mergers or other business combinations. This concentration of ownership may also delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of your Shares. These actions could be taken even if they are opposed by other investors, including you.

The Company expects to incur significant operating losses in the near future until the Company's products achieve some measure of market acceptance and the Company's revenues exceed its expenses. The Company's business does not have an established record of profitability and the Company may never be profitable. In addition, the Company expects its operating expenses to increase over time as the Company expands its operations. If the Company's future revenues do not offset these expected expenses, the financial performance will be adversely affected; ultimately we could go out of business.

An investment in the Company is speculative. Purchasers of the securities offered hereby may not realize a return on their investment and could lose their investment. Purchasers should carefully review this offering disclosures and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the securities offered hereby.

General Risk of Insolvency. Each purchaser bears the risk that the financial situation of the Company could deteriorate. There will be no security or guarantee to any purchaser in the Offering.

Unproven Market Acceptance. Although the Company believes there is a need for the products and services proposed to be offered by the Company, its management is

unable to guarantee (i) the level of market acceptance those products and services will achieve and (ii) the number of customers willing to download and continually use this application.

The Company may not be able to properly manage growth. The Company may experience a period of rapid growth in its headcount and operations, which may place a significant strain on the Company's management, administrative, operational and financial infrastructure. The Company's success will depend, in part, upon the ability of the Company's senior management to manage this growth effectively. To do so, the Company must continue to hire, train and manage new employees as needed. If the Company's new hires perform poorly, if the Company is unsuccessful in hiring, training, managing and integrating these new employees, or if the Company is not successful in retaining existing employees, the Company's business may be harmed. To manage the expected growth of the Company's operations and personnel, the Company will need to continue to improve its operational, financial and management controls, reporting systems and procedures. The additional headcount and capital investments will increase its cost base, which will make it more difficult for the Company to offset any future revenue shortfalls by offsetting expense reductions in the short term. If the Company fails to successfully manage its growth, the Company will be unable to execute its business plan and its results will suffer.

The Company may not be able to adequately protect its intellectual property and proprietary rights. The Company regards its products and services and underlying technology as proprietary. The Company will seek to protect its proprietary rights through a combination of confidentiality agreements and copyright, trademark and trade secret laws, and patent protection. The Company's future patents, if any, may be successfully challenged and may not provide the Company with any competitive advantages. The Company may not develop proprietary products or technologies that are patentable and other parties may have prior claims. In addition, third parties may copy aspects of the Company's future products and services or otherwise obtain and use its proprietary information without authorization or develop similar technology independently.

Any projections of future performance provided to you may prove to be incorrect. Management's projections of future revenues, expenses and the outlook for the business are based on good faith estimates but are inherently unreliable. Factors such as adverse decisions and future competition will affect the Company's future revenue streams. In addition, unanticipated factors such as greater diligence costs or increased development or marketing expenses may impact the Company's profitability. For these reasons, you should not rely upon management's estimates of future performances in making your investment decision as management's assumptions (and any limitations on the assumptions) may prove to be significantly inaccurate.

The Company is dependent on its key personnel and its ability to hire or retain additional personnel. The Company relies heavily on the expertise, experience, and continued services of its management team. The loss of their services could adversely affect the Company's ability to achieve its business plan. The Company's future success will depend on its ability to retain these key persons and its ability to attract and retain additional skilled personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. There is no assurance that the Company will be able to attract, train or retain qualified personnel in the future and the loss of personnel could have a material adverse effect on the Company.

As an early stage business, we are dependent upon this Offering and other outside financing in order to implement our business plan and complete development and commercial implementation of our software and services. If we do not raise sufficient capital pursuant to this Offering and other outside financing, we may have to delay or modify our business plan. There can be no assurance that any such delay or modification would not have a material adverse effect on us. In addition to this Offering, we may pursue alternative methods of raising funding, including, without limitation, funding from venture capital firms and select private investors and vendors who are partnering with us in the development of our marketplace, as well as subordinated debt from lenders and private individuals and senior bank debt. We will pursue the most advantageous source(s) of funding for the Company and its shareholders at the most attractive terms. As of the date of this Memorandum, we have no commitments for any interim or permanent financing, including any credit facility, and no assurance that any such financing will become available or, if available, at an interest rate or other terms that will be favorable to the Company. If available, such financing may result in the imposition of restrictions on the Company's future borrowings and operating policies and dilute the ownership of investors and management.

The Company may alter the use of proceeds in this Offering without notice to you or your approval. The Estimated Use of Proceeds described in the "Summary of the Offering" section of this Memorandum reflects the Company's anticipated use of the proceeds of this Offering. However, there is no obligation on the Company's part to use the proceeds for those purposes, and the Company will have significant discretion in applying the net proceeds of this Offering. The Company's failure to apply the proceeds of this Offering effectively could have a material adverse effect on the Company.

Factual statements have not been independently verified. Except to the extent that legal counsel has been engaged solely to advise as to matters of law, no other party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Offering. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the Directors, officers and employees of the Company, or to the anticipated future performance of the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by

the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $15,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Envel, Inc.

- Delaware Corporation
- Organized February 2017
- 17 employees

75 State Street, Suite 100
Boston MA 02109

www.envel.ai/

Business Description

Refer to the Envel 🚀 profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Envel 🚀 is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.